

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2010

William H. Schmidt, Jr.
Vice President, General Counsel and Secretary
Buckeye Partners, L.P.
One Greenway Plaza
Suite 600
Houston, Texas 77046

> **Re: Buckeye Partners, L.P.**
> **Registration Statement on Form S-4**
> **Filed July 14, 2010**
> **File No. 333-168090**

Dear Mr. Schmidt:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

S-4

General

1.   Please file all omitted exhibits, including opinions of counsel as soon as reasonably practicable. Note that you will need to allow time for our review once you file all these documents.

2.   Please provide your analysis as to whether this transaction is subject to Rule 13e-3 of the Exchange Act, including any exceptions to Rule 13E-3 for which this transaction qualifies.

3.   Please provide your analysis as to whether this is a roll-up transaction as defined in Rule 901(c) of Regulation S-K and whether you need to comply with the 900 series of said Regulation.

Ownership Structure, page 12

4.   In the diagrams on pages 12 and 13, please include the defined terms that you have used throughout the filing, such as "Partnership," "Holdings" and "Partnership GP."

Background of the Merger, page 29

5.   We note your risk factor discussion on page 23 that there is no price protection mechanism contained in the merger agreement. Please discuss whether the boards of the companies discussed any price protection mechanism, such as a collar, and, if so, why such a mechanism was not a part of the merger agreement.

6.   Please explain your statement at page 30 that your board considered a downside to the acquisition of Buckeye GP Holdings L.P. the "elimination of perceived 'drop-down' acquisition opportunities from the private equity owners of Holdings." Also, tell us why there is no discussion of this downside in the section entitled "Recommendation of the Partnership Audit Committee and Its Reasons for the Merger" at page 44.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Sean Donahue at (202) 551-3579 or me at (202) 551-3611 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief